SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[Mark One]

☑ ANNUAL REPORT Pursuant to Section 15(d) 1934 For the fiscal year ended December 31, 2005.

OR

☐ TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Transition Period from __________ to __________ Commission File Number 0-5965.

A. Full Title of Plan:

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

B. Name of Issuer of securities held pursuant to the plan and the address of its principal executive office:

Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60675

Financial Statements and Exhibits

The following financial statements and schedules are filed as part of this annual report:

1. An audited statement of financial condition as of the end of the latest two fiscal years of The Northern Trust Company Thrift Incentive Plan.

2. An audited statement of income and changes in Plan equity for each of the latest three fiscal years of The Northern Trust Company Thrift-Incentive Plan.

Those financial statements and schedules are incorporated by reference in the Form S-8 Registration Statement under the Securities Act of 1933, The Northern Trust Company Thrift-Incentive Plan, Registration No.333-58784.

The following exhibits are being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

All other documents relating to TIP have previously been filed with the Securities and Exchange Commission in Washington, D.C. with Form S-8 Registration Statement, The Northern Trust Company Thrift-Incentive Plan, Registration No.333-58784.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Administrative Committee which is the plan administrator for TIP has caused this annual report to be signed by the undersigned thereunder duly authorized.

**THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN**

Date: June 26, 2006

By: ______________________
Martin J. Joyce, Jr.
Chairperson
Employee Benefit Administrative Committee

Report of Independent Registered Public Accounting Firm

To The Northern Trust Company Employee Benefit Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of **THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN** as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at December 31, 2005 is presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill, Taylor LLC

HILL, TAYLOR LLC

May 26, 2006

<u>**Index to Exhibits**</u>

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

As an independent registered public accounting firm, we hereby consent to the incorporation of our report dated May 26, 2006 into this Form 11-K and to incorporation by reference of such report and the plan annual financial statements prepared in connection therewith in Form S-8, No.333-58784, previously filed by Northern Trust Corporation.

Hill, Taylor LLC

HILL, TAYLOR LLC

Chicago, Illinois
June 26, 2006

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

In connection with the Annual Report of The Northern Trust Company Thrift-Incentive Plan (the "Plan") for the period ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Martin J. Joyce, Jr., Chairperson of the Employee Benefit Administrative Committee, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Plan.

Date: June 26, 2006

By: ______________________
Martin J. Joyce, Jr.
Chairperson
Employee Benefit Administrative Committee

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2005 AND 2004

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

TABLE OF CONTENTS

Hill, Taylor LLC
Certified Public Accountants
116 South Michigan Avenue, 11th Floor
Chicago, Illinois 60603
V 312-332-4964 F 312-332-0181

Member of the
American Institute
of Certified Public Accountants

Member of the
Illinois CPA Society

Report of Independent Registered Public Accounting Firm

The Northern Trust Company
Employee Benefit Administrative Committee

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill, Taylor LLC

May 26, 2006

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
Assets		
Investments, at quoted fair market value:		
Mutual and other common trust funds	$ 727,937,179	$ 637,414,543
Invested cash	672,403	726,450
Northern Trust Corporation common stock	677,557,538	218,221,360
Participant notes receivable	16,959,489	16,235,471
Total Investments	1,423,126,609	872,597,824
Receivables:		
Accrued interest and dividends receivable	3,025,455	954,609
Employer contribution receivable	7,057,796	17,226,876
Participant contribution receivable	1,455,056	-
Total Receivables	11,538,307	18,181,485
Total Assets	1,434,664,916	890,779,309
Liabilities		
Accrued administrative expenses	-	650
Total Liabilities	-	650
Net assets available for benefits	$ 1,434,664,916	$ 890,778,659

See accompanying notes to the financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
Additions (Deductions):			
Investment income:			
Interest	$ 4,014,040	$ 3,402,779	$ 4,038,166
Dividends	12,395,886	5,814,204	4,906,526
Net gain (loss) on sales and distribution of investments	66,439,349	20,729,410	(38,029,913)
Unrealized appreciation (depreciation) of investments, net	12,321,218	40,148,012	185,082,678
Participants' contributions	41,867,395	37,339,969	38,109,961
Employers' contributions	24,882,343	17,226,876	13,994,507
ESOP Transfer In	498,468,031	-	-
Distribution of benefits and withdrawals	(116,049,143)	(79,275,929)	(60,321,725)
Administrative expenses	(452,862)	(438,101)	(634,157)
Net increase during the year	543,886,257	44,947,220	147,146,043
Net Assets Available for Benefits:			
Beginning of year	890,778,659	845,831,439	698,685,396
End of year	$ 1,434,664,916	$ 890,778,659	$ 845,831,439

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. **Plan Description:**

The following is a brief description of the Plan provided for general information purposes only. Participants should refer to The Northern Trust Company Thrift-Incentive Plan Sourcebook or the Plan document for more complete information.

(a) **General** – The Plan is a defined contribution plan whose purpose is to provide retirement benefits to eligible domestic employees of The Northern Trust Company and any affiliates or subsidiaries which adopted the Plan. The Plan has fourteen investment funds as follows:

Northern Trust Company Common Stock Fund – This fund invests in common stock of Northern Trust Corporation.

Northern Institutional Focused Growth Portfolio-A – The Northern Institutional Focused Growth Portfolio seeks to provide long-term capital appreciation mainly through stock investments of companies perceived to have favorable growth characteristics.

Northern Institutional Bond Portfolio-A – The Northern Institutional Bond Portfolio invests in a broad range of debt instruments (e.g. bonds) with intermediate or long maturity dates.

NTGI-QM Daily Collective S&P 500 Equity Index Fund – The NTGI-QM Daily Collective S&P 500 Equity Index Fund seeks to provide investment results that approximate the aggregate price and dividend performance of the Standard & Poor's ("S&P") 500 Composite Stock Price Index.

Northern Institutional Balanced Portfolio-A – The Northern Institutional Balanced Portfolio seeks to provide long-term capital appreciation and current income through a mix of stocks, bonds and cash equivalents. This mix is regularly monitored and adjusted.

Dodge and Cox Stock Fund – The primary objective of this fund is to provide shareholders with an opportunity for long-term growth of principal and income by investing in a broadly diversified portfolio of common stocks. A secondary objective is to achieve reasonable current income.

1. **Plan Description (Continued):**

(a) **General (Continued)**

Brandywine Fund – This fund seeks significant capital appreciation by investing in companies of any capitalization that provide the potential for rapid earnings growth.

AIM Mid Cap Core Equity Institutional Fund-A – This fund seeks long-term growth of capital by investing a majority of its assets in the securities of mid-size U.S. companies.

Ariel Fund – This fund seeks to provide long-term capital appreciation. This fund enables participants to invest in small companies with a value orientation.

Morgan Stanley Institutional Small Company Growth Portfolio-A – This fund seeks to provide long-term capital appreciation by investing at least 65% of its total assets in the equity securities of companies with market capitalization that are within the range of the Russell 2000 Index.

Northern Institutional International Growth Portfolio-A – This fund seeks to provide long-term capital appreciation by investing at least 65% of its total assets in a broad mix of foreign companies.

Northern Trust Collective Stable Asset Fund – The Stable Asset Fund seeks to provide a steady level of current income plus preservation of capital by investing in contracts with a diversified, highly rated group of insurance companies, banks and other financial institutions as well as other high quality fixed income securities.

The Plan also maintains the Former Northern Trust Employee Stock Ownership Plan ("ESOP") Fund, which holds investments in common stock of Northern Trust Corporation.

Former ESOP Fund – The Former ESOP Fund holds the assets of the Northern Trust Employee Stock Ownership Plan, which was merged into the Plan effective January 1, 2005. Participants are permitted to transfer some or all of their Former ESOP Fund holdings of Northern Trust Corporation stock into the Plan's other investment funds. However, participants cannot make new contributions to or transfer amounts into the Former ESOP Fund.

1. **Plan Description (Continued):**

(a) **General (Continued)**

The Plan also maintains a Dividend Pass-Through Fund for the investment of certain dividends paid on Northern Trust Corporation stock, as follow:

Northern Dividend Pass-Through Fund – This fund is used for participants who elect to receive an annual cash distribution of the dividends on Northern Trust Corporation shares in their Northern Trust Stock Fund and/or Former ESOP Fund accounts. Cash dividends paid on those shares are transferred to this fund and invested in high-grade money market instruments with short maturities through a collective short-term investment fund. Once each year, the dividends and related earnings are distributed in cash to the participants who made this election.

The number of participants in each fund was 7,175, 7,939, 3,478, 3,557, 5,021, 2,584, 4,867, 3,130, 2,127, 2,339, 3,691, 3,996, 2,280 and 14,994 for the Northern Trust Stock Fund, Former ESOP Fund, Northern Institutional Focused Growth Portfolio-A, Northern Institutional Bond Portfolio-A, NTGI-QM Daily Collective S&P 500 Equity Index Fund, Northern Institutional Balanced Portfolio-A, Dodge and Cox Stock Fund, Brandywine Fund, AIM Mid Cap Core Equity Institutional Fund-A, Morgan Stanley Institutional Small Company Growth Fund, Northern Institutional International Growth Portfolio-A, Northern Trust Collective Stable Asset Fund, Ariel Fund and Northern Dividend Pass-Through Fund, respectively, at December 31, 2005.

(b) **Eligibility** – Employees can make their own contributions after receipt of their first paycheck. Participating employees are eligible for the Company match on the first day of the month following six months of service.

(c) **Employee Contributions** – Participants may elect to contribute from 1% to a maximum of 40% (in whole percentage points) of their base salary to the Plan. In addition, these contributions may be made with both before-tax and after-tax dollars, and in no event may a participant's annual before-tax contributions exceed $14,000 for 2005. Additional catch-up contributions are permitted for participants who have attained age 50 before the end of a Plan year.

Participants hired on or after September 1, 2005 who do not begin contributing to the Plan as soon as they are eligible will be automatically enrolled in the Plan by the time they receive their third paycheck. The contribution rate for participants who are automatically enrolled is 3% on a before-tax basis, and these contributions are invested in the Stable Asset Fund.

1. **Plan Description (Continued):**

(c) **Employee Contributions (Continued)**

Participants may elect to cancel or change this automatic enrollment before it becomes effective and may also make changes at any time to the contribution rate, before-or-after-tax contribution basis and how contributions are invested.

Participants may split their contributions among any of twelve investment funds in increments of 1%. The Northern Trust Company Common Stock Fund is designated as an employee stock ownership plan. The Former ESOP Fund also constitutes an employee stock ownership plan. Participants may elect to have dividends on the shares of Northern Trust Corporation stock in either or both of these Funds reinvested quarterly in Northern Trust Corporation stock or paid to the participants annually in cash. Participants contributions may be limited in certain instances so as not to exceed certain maximum amounts established by the Internal Revenue Code and related Internal Revenue Service ("IRS") regulations.

Participants may direct their own contributions and related Company contributions into any of the Plan's fund options except for the Former ESOP Fund. Participants may change their elections and transfer balances between funds at any time, subject to certain quarter-end restrictions affecting Northern Trust Corporation stock and certain fund trading restrictions.

(d) **Employer Contributions** – Effective January 1, 2005, the employer will make a matching contribution of up to 4.5% of a participant's eligible pay. The employer will contribute $1.00 for each $1.00 the participant contributes on the first 3% of pay plus $0.50 for every $1.00 the participant contributes on the next 3% of pay. Also effective January 1, 2005, matching contributions will be made to participants' accounts each payday. To obtain the full match, a participant must contribute at lease 6% of eligible pay during the year.

Before 2005, the maximum matching employer contribution was based on the employer's achievement of an earnings goal set by the Company's Board of Directors ("the Board") at the beginning of the year. For the Plan year 2004, the Company met its earnings goal and contributed the maximum amount. For the Plan year 2003, the earnings target was not attained. The 2004 Plan match was $1.096 for each dollar contributed, for a maximum Plan match of 4.384%. The 2003 Plan match was $0.84 for each dollar contributed, for a maximum Plan match of 3.36%.

1. **Plan Description (Continued):**

(d) **Employer Contributions (Continued)**

Beginning in 2005, in addition to the employer matching contribution, the employer will make an annual profit-sharing contribution of 1% of eligible pay to participants who have completed six months of service if they are employees on December 31 (or on disability, an approved leave of absence, or retired or deceased during the year). This profit-sharing contribution will only be made if an earnings goal established by the Board at the beginning of the year is met. Also effective in 2005, if the employer exceeds this annual earnings goal, the Board's Compensation and Benefits Committee has the discretion to authorize an additional contribution for eligible participants who are not eligible to receive a bonus under the Northern Partners Incentive Plan. The 1% basic and discretionary profit sharing contributions are initially invested in the Northern Trust Stock Fund. Participants may immediately transfer those contributions into other investment funds if they choose.

(e) **Vesting** – Participants are always 100% vested in their own contributions and earnings. The Company matching and profit sharing contributions vest 20% after 1 year of service and increase 20% a year until the participant is 100% vested at the end of five years.

(f) **Participant Loans** – Participants may borrow against the vested portion of their Plan accounts, excluding amounts attributable to the Former ESOP Fund. Participants can borrow a minimum of $1,000 with additional increments of $1.00. Loans must be paid back over a maximum of five years (15 years for home loans) and bear a reasonable rate of interest. All loans are subject to various restrictions as outlined in the Plan, however, in no case can a participant's entire loan balance exceed the lesser of 50% of his vested account balance or $50,000. Payments to the Northern Trust Company Common Stock Fund may be restricted from time to time due to SEC limitations.

(g) **Benefits, Withdrawals and Forfeitures** – Upon the termination for permanent disability, death, or after attainment of age 65, a participant or beneficiary is entitled to receive the participant's entire balance in the Plan. If a participant terminates for any other reason, the unvested portion of his employer contribution accounts will be forfeited. These forfeitures will be used to reduce the current year's employer contribution. Forfeitures amounted to $651,199, 259,260 and $271,990, for the years ended December 31, 2005, 2004, and 2003, respectively.

1. **Plan Description (Continued):**

(g) **Benefits, Withdrawals and Forfeitures (Continued)**

Participants may also elect to withdraw a portion of their accounts subject to various restrictions as outlined in the Plan. A participant's before-tax account may only be withdrawn for reasons of financial hardship as defined by the Internal Revenue Code and related IRS regulations.

2. **Summary of Significant Accounting Policies:**

A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

(a) **Basis of Accounting** – The financial statements of the Plan are prepared under the accrual method of accounting.

(b) **Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

(c) **Investment Valuation and Income Valuation** – The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Northern Trust Corporation stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are reflected on a trade-date basis. Income from investments is recorded as earned on an accrual basis. At the time investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss in the financial statements. The unrealized appreciation (depreciation) of investments represents the difference in the market value from the beginning of the plan year (or date the investments were purchased, if later) to the end of the plan year.

2. **Summary of Significant Accounting Policies (Continued):**

   (d) **Contributions** – Contributions from The Northern Trust Company (the "Company") are accrued based upon amounts required to be funded under the provisions of the Plan.

   (e) **Administrative Expenses** – During the 2005 and 2004 plan years, fees of collective trusts were paid by the Plan as authorized by the Plan's Employee Benefit Administrative Committee (the "Committee"). Other 2005 and 2004 administrative expenses were paid directly by the Company.

   (f) **Payment of Benefits** – Benefits are recorded when paid.

3. **Plan Administration:**

The Plan is administered by the Committee. As administrator of the Plan, the Committee interprets the provisions of the Plan and decides all questions arising in the administration of the Plan.

4. **Investments:**

The following is a summary of the Plan's investments as well as the net realized and unrealized appreciation (depreciation) for 2005 and 2004:

	December 31, 2005		December 31, 2004	
	Fair Value	Net Appreciation (Depreciation) In Fair Value	Fair Value	Net Appreciation (Depreciation) In Fair Value
Common Stock:				
Northern Trust Common Stock	$ 201,780,558	$ 13,264,003	$218,434,946	$ 9,991,852
Northern Trust Former ESOP	475,776,990	29,320,369	-	-
	677,557,548	42,584,372	218,434,946	9,991,852
Mutual Funds:				
Northern Institutional Focused Growth Portfolio-A	52,973,993	1,881,916	57,529,361	2,205,898
Northern Institutional Bond Portfolio-A	56,268,524	(1,489,734)	50,260,011	(20,468)
Northern Institutional Balanced Portfolio-A	28,875,936	734,411	27,498,033	947,664
Dodge and Cox Stock Fund	125,222,320	8,956,682	91,764,431	12,571,170
Brandywine Fund	34,411,269	3,566,165	25,806,862	3,166,191
AIM Mid Cap Core Equity Institutional Fund-A	20,036,184	1,424,761	15,895,232	1,783,486
Ariel Fund	21,072,420	165,213	20,320,872	2,957,441
Morgan Stanley Institutional Small Company Growth Portfolio-A	22,344,619	2,145,240	10,754,175	592,018
Northern Institutional International Growth Portfolio-A	50,817,169	4,422,414	35,157,703	4,317,126
	412,022,434	21,807,068	334,986,680	28,520,526
NTGI-QM Daily Collective S&P 500 Equity Index Fund	178,989,545	8,615,291	176,648,476	17,419,817
Northern Trust Collective Stable Asset Fund	136,808,841	5,753,469	125,779,387	4,945,227
Northern Clearing Dividend	788,752	367	512,864	-
Total Investments	$ 1,406,167,120	$ 78,760,567	$856,362,353	$ 60,877,422

All investments in the Plan are participant-directed investments.

NOTES TO FINANCIAL STATEMENTS
(Continued)

4. **Investments (Continued):**

The following participant-directed investments exceeded 5% of the Plan's assets held for investments at December 31, 2005 and 2004:

	Fair Value	
	2005	2004
Northern Trust Company Common Stock	$ 201,780,558	$ 218,434,946
Northern Institutional Focused Growth Portfolio-A	-	57,529,361
Northern Institutional Bond Portfolio-A	-	50,260,011
NTGI-QM Daily Collective S&P 500 Equity Index Fund	178,989,545	176,648,476
Northern Trust Collective Stable Asset Fund	136,808,841	125,779,387
Dodge and Cox Stock Fund	125,222,320	91,764,431
Northern Trust Former ESOP	475,776,990	-

5. **Related-Party Transactions:**

Certain Plan investments are shares of collective trust funds managed by the Company or one of its affiliates. The Company serves as trustee, custodian and administrator for these collective trust funds. The Northern Trust Collective Stable Asset Fund is sub-advised by an unrelated investment management firm. The investment advisor for the Collective Short-Term Investment Fund is Northern Trust Investments, N.A., a subsidiary of the Company. The Company is the trustee as defined by the Plan and, therefore, these transactions qualify as related-party transactions.

6. **Plan Termination:**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants' accounts will become fully vested.

7. **Tax Status:**

The Plan obtained its latest determination letter on October 8, 2004, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter.

8. **Plan Merger:**

Effective January 1, 2005, the ESOP was merged into the Plan. At that time, the Plan was also amended and restated in its entirety to reflect the merger of the ESOP into the Plan, to add a Company profit sharing contribution component to the Plan, and to revise the Company matching contribution formula, among other changes to the Plan. These changes are described in more details elsewhere in these notes.

9. **Risks and Uncertainties:**

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplementary Information

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

SCHEDULE I

FORM 5500, SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS

AT DECEMBER 31, 2005

(a)	Cash and Cash Equivalents	Shares	Cost	Market Value
	Cash	(120,833)	$ (120,833)	$ (120,833)
*	The Northern Trust Company Short Term Investment Fund	793,235	793,235	793,235
	Total Cash and Cash Equivalents	672,402	$ 672,402	$ 672,402

	Common/Collective Trust Fund	Shares	Cost	Market Value
*	Northern Trust Collective Stable Asset Fund	3,566,433	$ 131,767,780	$ 136,910,730
*	NTGI-QM Daily Collective S&P 500 Equity Index Fund	53,988	22,526,623	179,004,016
	Total Common/Collective Trust Fund		$ 154,294,403	$ 315,914,746

	Registered Investment Companies	Shares	Cost	Market Value
*	Northern Institutional Focused Growth Portfolio-A	4,285,922	$ 51,079,740	$ 52,973,993
*	Northern Institutional Bond Portfolio-A	2,853,373	57,667,677	56,268,524
*	Northern Institutional Balanced Portfolio-A	2,390,392	29,381,305	28,875,936
	Dodge and Cox Stock Fund	912,566	119,227,020	125,222,320
	Brandywine Fund	1,106,828	30,818,868	34,411,269
	AIM Mid Cap Core Equity Institutional Fund-A	684,764	20,077,714	20,036,184
	Ariel Fund	420,859	22,287,664	21,072,420
	Morgan Stanley Institutional Small Company Growth Portfolio-A	1,734,831	22,275,728	22,344,619
*	Northern Institutional International Growth Portfolio-A	4,735,990	46,380,362	50,817,169
	Total Registered Investment Companies		$ 399,196,078	$ 412,022,434

	Common Stock-Employer Securities	Shares	Cost	Market Value
*	Northern Trust Corporation Common Stock	13,075,213	$ 645,595,081	$ 677,557,538
	Total Investments		$ 1,199,757,964	$ 1,406,167,120

* Indicates party-in interest to the Plan.